Exhibit 99.1





Millar Western Forest Products Ltd.

Financial Statements
December 31, 2006

PRICEWATERHOUSECOOPERS LLP


                                                      PricewaterhouseCoopers LLP
                                                      Chartered Accountants
                                                      Suite 1501, TD Tower
                                                      10088 - 102 Avenue NW
                                                      Edmonton, Alberta
                                                      Canada T5J 3N5
                                                      Telephone +1(780)441 6700
                                                      Facsimile +1(780)441 6776
May 8, 2007





Auditors' Report

To the Shareholder of
Millar Western Forest Products Ltd.



We have audited the balance sheets of Millar Western Forest Products Ltd. as at December 31, 2006 and 2005 and the statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP

Chartered Accountants





PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Millar Western Forest Products Ltd.
Balance Sheets
As at December 31, 2006
--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)

                                                              2006        2005
                                                                 $           $
Assets

Current assets
Cash and cash equivalents                                   64,959      43,659
Accounts receivable                                         30,465      36,459
Inventories (note 3)                                        74,990      55,264
Prepaid expenses                                             8,380      11,031
Future income taxes (note 14)                                1,177         933
                                                     ---------------------------

                                                           179,971     147,346

Property, plant and equipment (note 4)                     146,330     150,420

Intangibles and other assets (note 5)                       74,726      29,939
                                                     ---------------------------

                                                           401,027     327,705
                                                     ===========================
Liabilities

Current liabilities
Accounts payable and accrued liabilities                    45,000      46,233
Income taxes payable                                         4,870           -
Current portion of long-term debt (note 7)                     474           -
                                                     ---------------------------

                                                            50,344      46,233

Long-term debt (note 7)                                    236,296     221,312
Other obligations (note 8)                                   4,557       3,960
Future income taxes (note 14)                               20,799      11,794
                                                     ---------------------------

                                                           311,996     283,299
                                                     ---------------------------
Shareholder's Equity

Share capital (note 9)                                           -           -

Retained earnings                                           89,031      44,406
                                                     ---------------------------

                                                            89,031      44,406
                                                     ---------------------------

                                                           401,027     327,705
                                                     ===========================


The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

Millar Western Forest Products Ltd.
Statements of Retained Earnings
For the years ended December 31, 2006
--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)


                                                 2006         2005        2004
                                                    $            $           $
Balance - Beginning of year

As previously reported                         44,406       66,359      37,566
Adoption of new accounting
  standard (note 2)                                 -            -         540
                                         ---------------------------------------

As restated                                    44,406       66,359      38,106
Net earnings (loss) for the year               44,625       (6,953)     28,253
Dividend                                            -      (15,000)          -
                                         ---------------------------------------

Balance - End of year                          89,031       44,406      66,359
                                         =======================================


The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Statements of Operations
For the years ended December 31, 2006
--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)

                                                 2006         2005        2004
                                                    $            $           $

Revenue                                       305,260      304,305     345,826
                                         ---------------------------------------
Cost and expenses
Cost of products sold (note 11)               202,615      204,700     212,451
Freight and other distribution costs           52,790       53,415      47,714
Lumber export taxes                               990            -           -
Depreciation and amortization                  18,970       17,664      15,119
General and administration                     12,635       14,797      13,097
Countervailing and anti-dumping duties
  (recoveries) (note 10)                      (27,683)       9,735      13,657
Employees' profit sharing                       4,127            -       2,504
                                         ---------------------------------------

                                              264,444      300,311     304,542
                                         ---------------------------------------
Operating earnings                             40,816        3,994      41,284

Financing expenses net (note 12)              (13,547)     (17,555)    (18,328)

Unrealized exchange (loss) gain
  on long-term debt                              (114)       7,448      15,751

Other income (expenses) (note 13)              31,243       (4,926)       (422)
                                         ---------------------------------------

Earnings (loss) before income taxes            58,398      (11,039)     38,285

Income taxes (recovery) (note 14)              13,773       (4,086)     10,032
                                         ---------------------------------------

Net earnings (loss) for the year               44,625       (6,953)     28,253
                                         =======================================



The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Statements of Cash Flows
For the years ended December 31, 2006
--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)


                                                 2006         2005        2004
                                                    $            $           $
Cash provided from (used in)

Operating activities
Net earnings (loss) for the year               44,625       (6,953)     28,253
Items not affecting cash
    Depreciation and amortization              18,970       17,664      15,119
    Future income taxes (recovery)              8,761       (5,306)      9,600
    Amortization of deferred financing
      costs                                       679          679         660
    Unrealized exchange loss (gain)
      on long-term debt                           114       (7,448)    (15,751)
    Unrealized loss on foreign exchange
      contracts                                   693            -           -
    Reforestation expense                       6,867        6,471       6,069
    Write down of note receivable                   -        2,100           -
    Gain on sale of power purchase
      rights (note 5)                         (32,666)           -           -
    Other                                         849        1,511          64
                                          --------------------------------------

                                               48,892        8,718      44,014
Reforestation expenditures                     (4,401)      (5,989)     (5,051)
Increase (decrease) in  other obligations         400       (1,157)       (544)
                                          --------------------------------------

                                               44,891        1,572      38,419

Net change in non-cash working
  capital items
    Accounts receivable                         5,995      (14,453)     10,064
    Inventories                               (21,381)      (9,120)      1,451
    Prepaid expenses                            1,979         (118)     (2,112)
    Accounts payable and accrued
      liabilities                               1,917        2,104      (4,572)
                                          --------------------------------------

                                               33,401      (20,015)     43,250
                                          --------------------------------------
Investing activities
Additions to property, plant
  and equipment                               (12,192)     (17,303)    (19,354)
Proceeds on disposal of property, plant
  and equipment                                   250          222          73
Decrease (increase) in other assets               128         (204)       (311)
                                          --------------------------------------

                                              (11,814)     (17,285)    (19,592)
                                          --------------------------------------
Financing activities
Repayments of long-term debt                     (287)           -           -
Dividend                                            -      (15,000)          -
                                          --------------------------------------

                                                 (287)     (15,000)          -
                                          --------------------------------------
Increase (decrease) in cash and
  cash equivalents                             21,300      (52,300)     23,658
Cash and cash equivalents - Beginning
  of year                                      43,659       95,959      72,301
                                          --------------------------------------

Cash and cash equivalents - End of year        64,959       43,659      95,959
                                          ======================================
Supplementary information
Interest paid                                  17,467       18,674      18,931
                                          ======================================

Income taxes paid                                   -          564         686
                                          ======================================


The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

1    Basis of presentation and summary of significant accounting policies

     The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Because the precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

     a)   Cash and cash equivalents

          Cash and cash equivalents is defined as cash on deposit and money-market instruments with maturity dates of less than three months from the date they are acquired.

     b)   Inventories

          Pulp, lumber and log inventories are recorded at the lower of cost, determined on a first in, first out or average cost basis, and net realizable value. Operating and maintenance supplies are recorded at the lower of average cost and replacement cost.

     c)   Property, plant and equipment

          Property, plant and equipment for lumber and saw mills is recorded at cost and is depreciated on a straight-line basis to amortize the cost of these assets, less salvage value, over their estimated useful lives, resulting in the following annual depreciation rates:

               Buildings                                                     5%
               Process equipment                                             7%
               Mobile equipment                                   13%   or  20%
               Furniture, office and computer equipment           10%   or  20%

          Property, plant and equipment for the pulp mill is recorded at cost and is depreciated on a straight-line basis to amortize the cost of these assets, less salvage value, over their estimated useful lives, resulting in the following annual depreciation rates:

               Buildings                                                     3%
               Process equipment                                             4%






                                                                             (1)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------


(Tabular amounts expressed in thousands of Canadian dollars)

     d)   Timber rights and Forest Management Agreement ("FMA") costs

          Timber rights for fixed quota volumes are recorded at cost and are amortized on the basis of the volume of timber harvested not exceeding the 20 years determined in the agreements.

          FMA costs include the initial acquisition of the FMA and costs related to the development and submission of Detailed Forest Management Plans ("DFMP") required under the agreement. The initial acquisition costs are amortized on a straight-line basis over the 20-year term of the related agreement, while costs related to the DFMP are amortized over five years, the expected useful life of the plan.

     e)   Power purchase rights

          Power purchase rights are recorded at cost and are amortized on a straight-line basis over the term of the underlying agreements.

     f)   Deferred financing costs

          Financing costs are deferred and amortized on a straight-line basis over the term of the related debt.

     g)   Impairment of long-lived assets

          In the event that facts or changes in circumstances indicate that the carrying value of the Company's long lived assets, which include property, plant and equipment, timber rights, FMA costs and power purchase rights may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying amount of the asset is not recoverable from the undiscounted cash flows, then an impairment loss is recognized for the excess of the carrying amount of the asset over its fair value.

     h)   Reforestation obligation and other asset retirement obligations

          The Company harvests timber under various timber rights and FMAs. Estimated future reforestation obligations are accrued and charged to earnings, based on the estimated fair value of the future obligation, at the time the timber is harvested. The reforestation obligation is reviewed periodically and changes to estimates are credited or charged to earnings.

          The Company records the estimated fair value of a liability for other asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement.

     i)   Revenue recognition

          Revenue is recognized when goods are shipped, title has passed to the customer, amounts are known and collection is reasonably assured. Revenue received in advance of shipment is deferred and recognized when goods are shipped and title has passed to the customer.



                                                                             (2)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------


(Tabular amounts expressed in thousands of Canadian dollars)

     j)   Interest capitalization

          Interest is capitalized on specific borrowings required to finance the construction of property, plant and equipment.

     k)   Research and development costs

          Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless technical and market viability of a development project have been established. No development costs have been deferred to date.

     l)   Income taxes

          The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax liabilities or assets are measured using substantively enacted rates anticipated to apply in the periods that the differences are expected to reverse. The effect of a change in tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

     m)   Foreign currency translation and related financial instruments

          The Company has no operations outside of Canada; however, the Company does have a significant exposure to foreign currency exchange rate movements as a result of its long-term debt and export sales denominated in U.S. dollars.

          Monetary assets and liabilities denominated in U.S. dollars are translated into Canadian dollars at the year-end exchange rate. Revenues and expenses denominated in U.S. dollars are translated at the average exchange rate of the month during which transactions take place. Gains and losses from translation are included in earnings.

          The Company enters into forward exchange contracts to hedge a portion of its expected foreign currency denominated revenue over periods of up to twelve months into the future. For the years ended December 31, 2005 and 2004, the Company accounted for these contracts as a hedge, with resulting gains or losses included in revenue in the same period as the foreign currency denominated revenue is recorded. For contracts entered into for 2006, the Company opted not to apply hedge accounting, which results in unrealized gains and losses being recorded in earnings at each period end.









                                                                             (3)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     n)   Employee benefit plans

          The Company has defined contribution plans providing pension benefits to most of its employees. Effective January 1, 2000, the Company established a supplementary defined benefit pension plan for certain key employees. The Company accrues its obligations under the defined benefit plan and the related costs, net of plan assets. The cost of pensions under this plan is determined using the projected benefit method pro rated on service and management's best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The discount rate used to determine the interest cost on the accrued benefit obligation is a market rate based on the yield of high quality debt instruments at the beginning of the year. Past service costs from plan initiation are amortized on a straight-line basis over the average remaining service period of employees. The expected return on plan assets is based on the fair value of plan assets. Cumulative actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the market value of the plan assets are amortized over the expected average remaining service lifetime of active plan members (13 years).


2    Adoption of new accounting standards

     Effective January 1, 2004, the Company adopted a new standard issued by the CICA with respect to accounting for asset retirement obligations which requires that such obligations be measured at fair value when incurred. The result of adopting the new standard was a change in the Company's accounting for reforestation obligations. The Company retroactively adjusted the carrying value of its reforestation obligations, previously reported on a non-discounted basis, which resulted in a net decrease in the liability and an increase in retained earnings of $0.5 million at January 1, 2002.



3    Inventories

                                                           2006      2005
                                                              $         $

     Logs                                                23,122    11,742
     Pulp                                                25,969    21,890
     Lumber                                              14,113    11,362
     Operating and maintenance supplies                  11,786    10,270
                                                  ---------------------------

                                                         74,990    55,264
                                                  ===========================



                                                                             (4)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

4    Property, plant and equipment

                                                                          2006
                                         ---------------------------------------
                                                       Accumulated
                                                 Cost depreciation         Net
                                                    $            $           $

     Lumber mills
         Buildings                             24,495        9,179      15,316
         Process equipment                     97,410       42,085      55,325
         Mobile equipment                       8,163        6,303       1,860
         Furniture, office and computer
           equipment                           17,284       12,102       5,182
     Pulp mill
         Buildings                             22,227       11,515      10,712
         Process equipment                    190,057      134,459      55,598
     Land                                       2,086            -       2,086
     Capital projects in progress                 251            -         251
                                         ---------------------------------------

                                              361,973      215,643     146,330
                                         =======================================


                                                                          2005
                                         ---------------------------------------
                                                       Accumulated
                                                 Cost depreciation         Net
                                                    $            $           $

     Lumber mills
         Buildings                             23,789        7,986      15,803
         Process equipment                     85,033       37,103      47,930
         Mobile equipment                       8,797        6,578       2,219
         Furniture, office and computer
           equipment                           17,130        9,999       7,131
     Pulp mill
         Buildings                             22,227       11,053      11,174
         Process equipment                    187,151      129,093      58,058
     Land                                       2,086            -       2,086
     Capital projects in progress               6,019            -       6,019
                                         ---------------------------------------

                                              352,232      201,812     150,420
                                         =======================================




                                                                             (5)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

5    Intangibles and other assets

                                                                          2006
                                          --------------------------------------

                                                       Accumulated
                                                 Cost amortization         Net
                                                    $            $           $

     Timber rights                             11,536        7,200       4,336
     FMA costs                                  7,757        4,214       3,543
     Power purchase rights                     67,783        7,011      60,772
     Deferred financing costs                   6,768        2,072       4,696
                                          --------------------------------------

                                               93,844       20,497      73,347
                                          ========================
     Notes receivable                                                      177
     Other                                                               1,202
                                                                    ------------

                                                                        74,726
                                                                    ============

                                                                          2005
                                          --------------------------------------

                                                       Accumulated
                                                 Cost amortization         Net
                                                    $            $           $

     Timber rights                             11,715        6,631       5,084
     FMA costs                                  6,008        3,427       2,581
     Power purchase rights                     20,837        5,209      15,628
     Deferred financing costs                   6,768        1,393       5,375
                                          --------------------------------------

                                               45,328       16,660      28,668
                                          ========================
     Notes receivable                                                      306
     Other                                                                 965
                                                                    ------------

                                                                        29,939
                                                                    ============


Amortization of timber rights for the year was $538,494 (2005 - $356,736; 2004 - $270,506).

Amortization of FMA costs for the year was $873,846 (2005 - $978,599; 2004 - $406,304).

Amortization of power purchase rights for the year was $3,152,000 (2005 - $1,042,000; 2004 - $1,041,000).



                                                                             (6)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     Power purchase rights

     Effective January 1, 2001, the company entered into agreements to acquire the rights to a portion of the electricity generated from two power plants in Alberta. These agreements gave the Company the entitlement and obligation to purchase approximately 80 megawatts of electricity, which represents the Company's estimated consumption of electricity at existing production rates, at largely predetermined prices. The Company sells the electricity purchased under these agreements at prevailing market prices. At the same time, the Company purchases electricity for its operations at prevailing market prices. Effective May 1, 2006, the company sold its interest in one of the agreements and concurrently acquired a greater interest in the remaining agreement. These transactions were accounted for as a sale and purchase respectively to reflect their commercial substance, resulting in a gain of $32.7 million, an increase in long term debt of $15.6 million and an increase in other assets of $46.9 million. Following the transactions, the company has the right to purchase approximately 80 megawatts of electricity to December 31, 2020.

     Deferred financing costs

     In 2003, the Company capitalized financing costs relating to the issuance of US$190 million of unsecured senior notes, which is being amortized over the term of the notes.


6    Revolving credit facility

     The Company has a $30 million revolving credit facility that expires on May 31, 2009. The credit facility was undrawn at December 31, 2006 and December 31, 2005. The facility is subject to a borrowing formula based upon the levels of inventory and accounts receivable. The amount available at December 31, 2006 under the facility was $30 million (2005 - $25.0 million) of which $1.8 million (2005 - $11.9 million) was committed for letters of credit. The interest rate on this facility is floating and may, at the Company's option, be based upon the Bank Prime Rate, U.S. Base Rate, Bankers Acceptance rates, or LIBOR. Collateral for the facility is a first charge on all accounts receivable and domestic inventory of the Company.


7    Long-term debt


                                                         2006            2005
                                                            $               $

     Unsecured senior notes - US$190,000              221,426         221,312
     Power purchase rights loan                        15,344               -
                                                --------------------------------

     Less: Current portion                            236,770         221,312
                                                          474               -
                                                --------------------------------

                                                      236,296         221,312
                                                ================================



                                                                             (7)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     In 2003, the Company issued approximately $250 million (US$190 million) of unsecured senior notes due November 15, 2013 that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

     The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

     In 2006, the Company borrowed $15.6 million to acquire additional power purchase rights as described in note 5. The loan is repayable in equal monthly payments of $183 thousand, including principal and interest, from May 31, 2006 to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%. Collateral for the loan consists of a first charge on the additional interest acquired and an obligation to provide a letter of credit to the lender if the net present value of the Company's power purchase rights falls below a predetermined level. As at December 31, 2006, a letter of credit was not required.

     Subsequent to the year-end, the Company borrowed a further $5.1 million in connection with the power purchase rights transactions that took place in 2006. The loan is non-interest bearing and is repayable in equal annual payments of $367 thousand from February 23, 2008 to December 31, 2020. The loan has been recorded at fair value using an effective annual interest rate of 9.75% resulting in a reduction in the carrying value of the debt from $5.1 million to $2.7 million. The fair value adjustment of $2.4 million has been recorded in the first quarter of 2007 as other income.


8    Other obligations

                                                              2006      2005
                                                                 $         $
     Reforestation obligations
          Balance - Beginning of year                        8,058     7,564
          Accrual for the year                               5,746     6,483
          Expenditures during the year                      (4,401)   (5,989)
                                                     ---------------------------

          Balance - End of the year                          9,403     8,058
          Less: Current portion, included in
          accrued liabilities                                5,450     4,554
                                                     ---------------------------

                                                             3,953     3,504
                                                     ---------------------------
     Long-term incentive plan and other
     obligations                                               604     4,054
     Less: Current portion, included in
     accrued liabilities                                         -     3,598
                                                     ---------------------------

                                                               604       456
                                                     ---------------------------

                                                             4,557     3,960
                                                     ===========================


                                                                             (8)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)


9    Share capital


     Authorized
           Unlimited number of common shares

     Issued and fully paid


                                                           2006      2005
                                                              $         $

           15,000,001 common shares                           -         -
                                                  ==============================


10   Countervailing and anti-dumping duties

     On October 12, 2006, the Softwood Lumber Agreement ("SLA") between the Canadian and United States governments came into effect. The terms include replacing the countervailing and anti-dumping duties with a Canadian imposed export tax which is based on the price of lumber and the volume of lumber shipped to the U.S. The SLA resulted in the Company receiving a total refund of $36 million, comprised of $31.8 million, or approximately 82% of the duties deposited, and interest on the deposits of $4.2 million which is included in interest income.


11   Cost of products sold

     In 2003, the Company appealed the final regulatory ruling on the year 2000 power rates and disputed approximately $1.9 million of the costs accrued. In 2005, the Alberta Energy and Utilities Board ruled in the Company's favour, therefore the Company has recorded $1.9 million as a credit to cost of products sold in 2005.









                                                                             (9)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

12   Financing expenses - net

                                                      2006      2005      2004
                                                         $         $         $

    Interest   expense  on  long-term  debt         17,603    17,996    18,797
    Other  interest and bank charges                   896       607       454
    Amortization of deferred  financing costs          679       679       660
    Interest  income  - note 10                     (5,631)   (1,727)   (1,583)
                                                 -------------------------------

                                                    13,547    17,555    18,328
                                                 ===============================


13   Other income (expenses)


                                                      2006      2005      2004
                                                         $         $         $

    Gain on sale of property, plant and equipment      747         -        45
    Other exchange gain(loss)                          130      (580)     (467)
    Gain on sale of power purchase rights (note 5)  32,666         -         -
    Provision for loss on Meadow Lake receivable    (2,300)   (4,346)        -
                                                 -------------------------------

                                                    31,243    (4,926)     (422)
                                                 ===============================


     Meadow Lake

     On December 28, 2005, the Meadow Lake Pulp Limited Partnership was granted protection under the Companies Creditors Arrangement Act. In 2005, the Company recorded a provision for loss of $2.1 million against the carrying value of its note receivable from Meadow Lake and a further $2.2 million provision for loss on its trade account receivable related to management and marketing services provided under agreements with Meadow Lake. In 2006, the Company recorded an additional provision for loss of $2.3 million on the remaining balance of the trade receivable and as at December 31, 2006 there are no further amounts outstanding relating to services provided prior to the CCAA action.







                                                                            (10)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

14   Income taxes

     The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.


                                                 2006         2005        2004
                                                    $            $           $

     Earnings (loss) before income taxes       58,398      (11,039)     38,285
                                          ======================================

     Income taxes (recovery) based on
       combined Federal and Provincial
       income tax rates of 39.49%
       (2005 - 40.6%; 2004 - 40.6%)            23,062       (4,484)     15,551

     Increase (decrease) resulting from
       Manufacturing and processing
         deduction                             (2,172)         773      (2,680)
       Large corporations tax                       -          426         523
       Non-taxable portion of unrealized
         (gain) losses on debt                    159         (916)     (3,047)
       Non-taxable portion of capital
         gains                                 (6,260)           -           -
       Refundable tax on capital gain             644            -           -
       Non-taxable income and other items          90          115         (56)
       Effect of reduction in income
         tax rate                              (1,750)           -        (259)
                                          --------------------------------------

       Income taxes (recovery)                 13,773       (4,086)     10,032
                                          ======================================

       Current income taxes                     5,012        1,220         432
       Future income taxes (recovery)           8,761       (5,306)      9,600
                                          --------------------------------------

       Income taxes (recovery)                 13,773       (4,086)     10,032
                                          ======================================

     Significant components of the Company's future income tax assets and liabilities are as follows:

                                                              2006        2005
                                                                 $           $

       Future income tax assets
           Reforestation costs                               2,363       1,935
           Research and development
             expenditures                                      407       2,090
           Other accrued liabilities                             -         476
           Other                                                 -          60
                                                       -------------------------

                                                             2,770       4,561
                                                       -------------------------



                                                                            (11)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     Future income tax liabilities
         Property, plant and equipment                     (16,897)     (9,720)
         Unrealized foreign exchange gain                   (4,219)     (4,800)
         Deferred financing costs                           (1,011)       (902)
         Other                                                (265)          -
                                                       -------------------------

                                                           (22,392)    (15,422)
                                                       -------------------------

     Net future income tax liability                       (19,622)    (10,861)
                                                       =========================

     As reported on the balance sheet
         Future income tax assets                            1,177         933
         Future income tax liabilities                     (20,799)    (11,794)
                                                       -------------------------

     Net future income tax liabilities                     (19,622)    (10,861)
                                                       =========================

The Company has an investment tax credit ("ITC") pool of approximately $1,884,000 available to reduce future year's federal income taxes payable for which the benefit has not been reflected in the financial statements as the Company does not have reasonable assurance as to their recoverability and approval by the taxation authorities. The ITC pool, if not utilized, will expire as follows:

                                                                 $

     2013                                                   64,000
     2014                                                  870,000
     2015                                                  950,000


15   Employee benefit plans

     Defined contribution plans

     The total expense for the Company's defined contribution plans is as follows:


                                                 2006         2005        2004
                                                    $            $           $

     Plans providing pension benefits           2,647        2,731       2,555
                                          ======================================
     Defined benefit pension plan

     On January 1, 2000, the Company established a supplementary defined benefit pension plan for certain key employees. Contributions by the Company are made in accordance with independent actuarial valuations. The effective date for the latest actuarial valuation was December 31, 2005. The effective date of the next required valuation is December 31, 2008.



                                                                            (12)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     Information regarding this plan is as follows:

                                                              2006        2005
                                                                 $           $

         Change in benefit obligation
             Obligation - Beginning of year                  2,441       2,025
             Actuarial loss                                     91         208
             Current service cost                              104          92
             Interest cost                                     122         116
                                                       -------------------------

             Obligation - End of year                        2,758       2,441
                                                       =========================

         Change in plan assets at fair value
             Plan assets - Beginning of year                 1,723       1,367
             Employer contributions                            319         279
             Actual return on plan assets                      112          77
                                                       -------------------------

             Plan assets - End of year                       2,154       1,723
                                                       =========================

         Reconciliation of funds status
             Plan deficit                                     (604)       (718)
             Unamortized past service costs                    521         587
             Unamortized actuarial loss                        389         359
                                                       -------------------------

             Net pension asset                                 306         228
                                                       =========================

         Components of pension expense
             Current service costs                             104          92
             Interest costs                                    122         116
             Amortization of past service costs                 66          66
             Expected return on plan assets                    (51)        (52)
                                                       -------------------------

             Net expense                                       241         222
                                                       =========================

                                                                 %           %
         Plan assets by asset category
             Equity securities                                  28          32
             Debt securities                                    26          21
             Other                                              46          47
                                                       -------------------------
             Total                                             100         100
                                                       =========================




                                                                            (13)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     The significant actuarial assumptions used are as follows:

                                                              2006          2005
                                                                 %             %

     To determine benefit obligation at end of the year
          Discount rate                                       5.15          5.00
          Rate of compensation increase                       4.00          4.00
          Expected long-term rate of return on plan assets    3.25          3.50


16   Related party transactions

     Related party transactions are recorded at the transacted amount. Management is unable to determine whether the transacted amounts noted below are different from amounts which would have been recorded on similar transactions with unrelated parties.

     a) The Company earned revenue from other companies controlled by Millar Western Industries Ltd. ("Industries"), the parent of the Company, as follows:



                                                 2006         2005          2004
                                                    $            $             $

          Administration fees                     286         402           527
                                            ====================================
          Included in accounts receivable
            relating to these transactions         63         121           101
                                            ====================================


     b)   The Company incurred costs charged by Industries as follows:


                                                 2006         2005          2004
                                                    $            $             $

          Chemical purchases and
               services                         2,583       2,460         2,727
                                            ====================================
          Included in accounts payable
            relating to these transactions        459         369           188
                                            ====================================





                                                                            (14)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     c) Prior to December 28, 2005, the Company exercised significant influence over Meadow Lake (see note 13). The Company incurred the following transactions as a related party to Meadow Lake.


                                                 2006         2005          2004
                                                    $            $             $

          Commission revenue                        -       3,973         4,050
                                            ====================================
          Administration fee revenue                -       2,245         1,834
                                            ====================================
          Other income (expense)                    -         962          (655)
                                            ====================================
          Included in accounts receivable
             related to these transactions          -       2,359           471
                                            ====================================
          Included in accounts payable
             related to these transactions          -           -           655
                                            ====================================



17   Financial instruments

     a)   Foreign currency risk

          The Company realized approximately 79% of its 2006 revenue (2005 -75%; 2004 - 72%) in U.S. dollars and at December 31, 2006, the Company had $14,465,000 (2005 - $19,212,000) in U.S. dollar denominated accounts receivable.

          In order to reduce foreign currency risk, the Company borrows primarily in U.S. dollars. The Company also enters into forward exchange contracts to manage its foreign currency risk. The Company does not hold or issue foreign currency financial instruments for trading purposes. At December 31, 2006, the Company had $29,000,000 (2005 - $nil) in outstanding forward exchange contracts and has recorded the amount of unrealized loss on these forward exchange contracts of $693,000.

     b)   Credit risk

          The Company does not have a significant exposure to any individual customer or counterparty. On product sales from the pulp and lumber segments, the Company may require payment guarantees, such as letters of credit, and obtains credit insurance coverage on a significant portion of its sales.

     c)   Commodity and other risks

          The Company operates in the forest products sector which is highly competitive and cyclical in nature. The markets for the Company's commodities of pulp and lumber are affected by the global supply and demand for these products. The Company is exposed to market pricing for its commodities. During the years 2006, 2005 and 2004, the Company did not enter into any material financial instruments to mitigate its exposure to changes in the price of pulp or lumber.


                                                                            (15)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     d)   Fair value

          The fair value of cash and cash equivalents, accounts receivable, notes receivable, accounts payable and accrued liabilities is estimated to approximate carrying value due to the immediate or short-term maturity of these financial instruments.

          The fair value of the senior notes included in long-term debt at December 31, 2006, is estimated to be $198,730,000 (2005 -
          $164,877,000) based upon the price at which the debt was trading. The fair value of the power purchase rights loan at December 31, 2006 is estimated to be $17,082,000 based on the prevailing market interest rate.


18   Segmented information

     The Company's operations are located in Canada. The Company's reportable segments are strategic business units that manufacture and sell different products. They are managed separately as each business requires different technology and marketing strategies. The Company has two reportable segments: lumber and pulp. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to paper makers worldwide. Included in corporate and other are the combined results from the Company's management and marketing services, unallocated corporate and other expenses.

     The accounting policies of the segments are the same as those described in note 1. The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses, other income or expense, and income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices.

     Product segment

                                                                          Lumber
                                            ------------------------------------

                                                 2006         2005          2004
                                                    $            $             $

     Revenue                                  122,694      138,095       161,939
                                            ------------------------------------

     Cost of products sold                    102,330      103,792       108,551
     Freight and other distribution costs      11,886       13,047        12,039
     Lumber export taxes                          990            -             -
     Depreciation and amortization              8,003        8,758         7,695
     Countervailing and anti-dumping duties   (27,683)       9,735        13,657
                                            ------------------------------------

                                               95,526      135,332       141,942
                                            ------------------------------------
     Operating earnings                        27,168        2,763        19,997
                                            ====================================



                                                                            (16)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)


                                                                          Pulp
                                          --------------------------------------

                                                 2006         2005        2004
                                                    $            $           $

     Revenue                                  176,098      159,729     177,475
                                          --------------------------------------
     Cost of products sold                    100,285      100,908     103,900
     Freight and other distribution costs      40,904       40,368      35,675
     Depreciation and amortization              9,050        6,973       6,706
                                          --------------------------------------

                                              150,239      148,249     146,281
                                          --------------------------------------

     Operating earnings                        25,859       11,480      31,194
                                          ======================================

                                                           Corporate and other
                                          --------------------------------------

                                                 2006         2005        2004
                                                    $            $           $

     Revenue                                    6,468        6,481       6,412
                                          --------------------------------------

     General and administration                12,635       14,797      13,097
     Depreciation and amortization              1,917        1,933         718
     Employees' profit sharing                  4,127            -       2,504
                                          --------------------------------------

                                               18,679       16,730      16,319
                                          --------------------------------------

     Operating earnings                       (12,211)     (10,249)     (9,907)
                                          ======================================

                                                                         Total
                                          --------------------------------------
                                                 2006         2005        2004
                                                    $            $           $

     Revenue                                  305,260      304,305     345,826
                                          --------------------------------------

     Cost of products sold and
       administration                         215,250      219,497     225,548
     Freight and other distribution costs      52,790       53,415      47,714
     Lumber export taxes                          990            -           -
     Depreciation and amortization             18,970       17,664      15,119
     Countervailing and anti-dumping
       duties                                 (27,683)       9,735      13,657
     Employees' profit sharing                  4,127            -       2,504
                                          --------------------------------------

                                              264,444      300,311     304,542
                                          --------------------------------------

     Operating earnings                        40,816        3,994      41,284
                                          ======================================



                                                                            (17)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     Cost of products sold for the lumber segment are net of chip transfers to the pulp segment of $4,633,000 (2005 - $4,219,000; 2004 - $4,996,000).

     Expenditures on property, plant and equipment



                                                 2006         2005        2004
                                                    $            $           $

     Lumber                                    11,101       13,717       9,952
     Pulp                                       1,082        2,774       1,902
     Corporate and other                           10          812       7,500
                                          --------------------------------------

                                               12,193       17,303      19,354
                                          ======================================

     Identifiable assets

                                                              2006        2005
                                                                 $           $

     Lumber                                                149,601     130,550
     Pulp                                                  172,486     136,158
     Corporate and other                                    78,940      67,030
                                                       -------------------------

                                                           401,027     333,738
                                                       =========================

The Company's assets are all located in Canada. Revenue is attributed to geographic locations based on shipping destination as follows:

     Geographic sales
                                                 2006         2005        2004
                                                    $            $           $
     Revenue
         Canada                                63,072       74,140      92,319
         United States                         82,628       88,705      95,480
         Europe                                51,911       52,980      34,356
         Asia                                  94,739       86,150     123,367
         Other                                 12,910        2,326         446
                                          --------------------------------------

                                              305,260      304,301     345,968
                                          ======================================



                                                                            (18)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)


19   Commitments

     Under long-term purchase contracts, the Company has committed to purchase natural gas at pre-determined pricing in amounts totalling $1,759,000 for 2007.


20   Reconciliation of financial statements from Canadian GAAP to United States
     GAAP

     The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles conform in all material respects with those in the United States ("U.S. GAAP") except as noted below.

     Net earnings and shareholder's equity

     a) The following summary sets out the material adjustments to the Company's reported earnings and shareholder's equity which would be made in order to conform to U.S. GAAP:


                                                 2006         2005        2004
                                                    $            $           $

             Net earnings (loss) for the
               year under Canadian GAAP        44,625       (6,953)     28,253
             U.S. GAAP adjustments
               Unrealized loss on forward
                 exchange contracts (b)             -            -      (6,815)
               Effect on income taxes (c)           -            -       2,393
                                          --------------------------------------
             Net earnings (loss) for the
               year under U.S. GAAP            44,625       (6,953)     23,831
             Unrealized (loss) gain on
               forward exchange
               contracts (d)                        -       (2,647)      2,647
                                          --------------------------------------

             Comprehensive income
               (loss) (d)                      44,625       (9,600)     26,478
             Shareholder's equity under
               U.S. GAAP - Beginning of
               year                            44,406       69,006      42,528
             Dividends                              -      (15,000)          -
                                          --------------------------------------

             Shareholder's equity under
               U.S. GAAP - End of year         89,031       44,406      69,006
                                          ======================================
             Shareholder's equity under
               Canadian GAAP - End of
               year                            89,031       44,406      66,359
                                          ======================================




                                                                            (19)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2006
--------------------------------------------------------------------------------

(Tabular amounts expressed in thousands of Canadian dollars)

     b) Under U.S. GAAP, the unrealized gains or losses on forward exchange contracts at December 31, 2003 were recorded in earnings because the requirements for hedge accounting under U.S. GAAP were not met. The adjustment necessary to reconcile Canadian and U.S. GAAP earnings in 2004 is the amount of the gain that was recognized in U.S. GAAP earnings in 2003 but deferred at December 31, 2003 under Canadian GAAP and therefore recognized in Canadian GAAP earnings in 2004. For the years ended December 31, 2005 and 2004, the Company complied with the requirements for hedge accounting under U.S. and Canadian GAAP. For contracts entered into for 2006, the Company opted not to apply hedge accounting, which resulted in recording unrealized gains and losses into earnings for both Canadian and U.S. GAAP.

     c) For the years ended December 31, 2005 and 2004, after the adjustments noted above, there is no difference between the Canadian GAAP and U.S. GAAP future income tax assets.

     d) Under U.S. GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that previously affected the Company's reported results was the unrecognized gains on forward exchange contracts. There were no deferred gains at December 31, 2006 and 2005. The deferred gain on forward exchange contracts at December 31, 2004, in the amount of $4,080,000, is shown as a component of comprehensive income, net of a related income tax effect in the amount of $1,433,000. For the purposes of a U.S. GAAP balance sheet, the future income tax liability at December 31, 2005 would be $18,406,000, other comprehensive income would be $2,647,000 and the amount of forward exchange contracts recorded would be $4,080,000.


21   Comparative figures

     Certain 2005 and 2004 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2006.




                                                                            (20)